SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

13/F, One International Finance Centre,

1 Harbour View Street, Central,

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC

Transaction in own shares

Prudential plc ("Prudential" or the "Company") announces it has purchased the following number of its ordinary shares of 5 pence each from Merrill Lynch International ("MLI") in accordance with the authority granted by shareholders at the Company's 2025 Annual General Meeting under the arrangement entered into with MLI announced on 1 July 2025.

Date of purchase:	22 July 2025
Aggregate number of ordinary shares purchased:	327,217
Lowest price paid per share:	£9.1100
Highest price paid per share:	£9.2020
Average price paid per share:	£9.1525

The Company intends to cancel the repurchased shares. Following this transaction, the Company will have 2,579,923,675 shares in issue and the total number of voting rights in the Company will be 2,579,923,675. This figure may be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

The shares were repurchased from MLI as an on-exchange transaction subject to the Listing Rules of the London Stock Exchange and as an on-market purchase for the purposes of the Hong Kong Code on Share Buy-Backs.

Schedule of Purchases

Issuer name:	Prudential plc
ISIN:	GB0007099541
Intermediary name:	Merrill Lynch International
Intermediary code:	MLILGB3LESF
Currency:	GBP

Aggregated information

Venue	Volume-weighted average price	Aggregated volume	Lowest price paid per share	Highest price paid per share
BATS	£0.0000	0	£0.0000	£0.0000
CHI-X	£0.0000	0	£0.0000	£0.0000
London Stock Exchange	£9.1525	327,217	£9.1100	£9.2020
Turquoise	£0.0000	0	£0.0000	£0.0000
Aquis	£0.0000	0	£0.0000	£0.0000

Disaggregated information

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by MLI on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/1304S_1-2025-7-22.pdf

This announcement will also be available on Prudential's website at: LSE - Prudential plc

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Additional information

About Prudential plc

Prudential provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com

Contact

Media			Investors/analysts
Simon Kutner	+44 7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 20 3977 9215
		Ming Hau	+44 20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 July 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary

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